Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following press release was released on November 29, 2021. A copy of the press release and a transcript of the video contained therein are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Heliogen Announces Nominations of Luminaries Stacey Abrams and Phyllis Newhouse to Its Post-Combination Board of Directors

Abrams and Newhouse bring extensive talent, expertise and relationships to advance Heliogen’s mission of replacing fossil fuels with concentrated sunlight

November 29, 2021 07:00 AM Eastern Standard Time

PASADENA, Calif.--(BUSINESS WIRE)--Heliogen, Inc. (“Heliogen”), a leading provider of AI-enabled concentrated solar power, today announced that Stacey Abrams and Phyllis Newhouse have been nominated to join Heliogen’s Board of Directors upon closing of the company’s business combination with Athena Technology Acquisition Corp. (NYSE: ATHN).

. @HeliogenInc announces nominations of luminaries – @StaceyAbrams and @PhyllisNewhouse – to its post-combination board of directors to advance the company’s mission of replacing fossil fuels with concentrated sunlight.

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“We are incredibly fortunate to have Stacey and Phyllis join Heliogen’s post-combination Board,” said Bill Gross, Founder and Chief Executive Officer of Heliogen. “Both Stacey and Phyllis are trailblazers and thought leaders in their respective fields, with talent, expertise and relationships that will greatly benefit Heliogen as we transition to a public company and scale our technology globally. Through our collaboration with Athena, Phyllis has already delivered extensive value to Heliogen, and Stacey is one of our country’s most dynamic and inspiring public figures, who has consistently championed the protection of our environment while advocating for policies that address climate change and drive economic development. We are forming a world-class Board of Directors to partner with our outstanding executive leadership team, and the additions of Stacey and Phyllis will be invaluable to advance Heliogen’s mission of replacing fossil fuels with concentrated sunlight.”

Stacey Abrams serves as the chief executive officer of Sage Works Production, Inc. In addition, Ms. Abrams has served as the founder and executive director of Southern Economic Advancement Project since 2019. From 2007 to 2017, Ms. Abrams served as a State Representative of the Georgia General Assembly and as the minority leader from 2011 to 2017. She has been the chief executive officer of Sage Works, LLC since September 2002. She previously served as the chief executive officer of the Third Sector Development from August 1998 until March 2019, and as Senior Vice President of NOWaccount Network Corporation from 2010 to 2016. Ms. Abrams received a B.A. in Interdisciplinary Studies from Spelman College, a Master of Public Affairs from the University of Texas Lyndon B. Johnson School of Public Affairs, and a J.D. from Yale University.

“Climate change is one of the greatest challenges of the 21st century,” said Abrams. “To respond, we must develop and scale innovative solutions that decarbonize our planet while creating economic opportunity and prosperity for all. Technologies like those pioneered by Heliogen offer a dynamic answer, and I am proud to join Bill, Phyllis and the talented Heliogen team on its mission to empower a sustainable civilization with low-cost solar energy that makes clean power more affordable and accessible.”

Phyllis Newhouse is an entrepreneur; retired military senior non-commissioned officer; mentor, founder and CEO of Atlanta-based cybersecurity firm XtremeSolutions; and a founder, CEO and Director of Athena Technology Acquisition Corp. While serving in the US Army on various assignments, Ms. Newhouse focused on national security and worked on several projects that outlined the Cyber Espionage Task Force. In 2002, she founded XtremeSolutions, which offers a wide range of IT expertise and provides industry-leading information technology and cybersecurity services and solutions. The company has employees in 42 states and 40% of its workforce is made up of veterans.

In 2019, Ms. Newhouse co-founded ShoulderUp, a nonprofit dedicated to connecting and supporting women in their entrepreneurial journeys. She currently serves on the boards of the Technology Association of Georgia and Sabre Corporation and is a member of the Business Executives for National Security. She also serves on the executive board and is a member of the Women Presidents’ Organization and serves on the board of Girls Inc. Ms. Newhouse holds a B.A. in Liberal Arts Science from Saint Leo College and is a graduate of the Institute of Entrepreneurial Leadership program sponsored by John F. Kennedy University.

“I am honored to join the Heliogen board of directors to help the company fulfill its mission of creating a more sustainable future,” said Newhouse. “The company is pioneering the cost-effective delivery of renewable energy using innovative AI technology and I’m proud to leverage my experience and expertise in support of Heliogen’s vision. I very much look forward to working alongside Bill and his team as we work toward the day when cleaner power sources completely replace the need for fossil fuels.”

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and powering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, or green hydrogen fuel at scale – for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

On July 6, 2021, Heliogen entered into a definitive business combination agreement with Athena Technology Acquisition Corp. (NYSE: ATHN). Upon the closing of the business combination, Heliogen will become publicly traded on the New York Stock Exchange under the new ticker symbol “HLGN”. Additional information about the transaction can be viewed here: heliogen.com/investor-center/.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Heliogen Media Contact:
Leo Traub, Antenna Group
heliogen@antennagroup.com
+ 1 (646) 883 3562

Heliogen Investor Contact:
Caldwell Bailey, ICR Inc.
heliogenIR@icrinc.com

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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